CARRIE H. MALANGA

EXPERIENCE

Drew University, Center for Academic Excellence, Madison, NJ
Certified Italian peer tutor, February 2017-Present

Mayo High School, Rochester, MN
Mathematics Instructor, August 1992-October 1993

Montclair Public Schools, Montclair, NJ
Mathematics Instructor, March 1988- June 1992
Algebra Project Pilot Teacher, July 1991-June 1992
Chairperson, Mathematics Department, January-June 1991

Montclair State College, School of Critical Thinking, Montclair, NJ
Clinical Adjunct Professor, June 1991-July 1992

EDUCATION

Drew University, Madison NJ
Coursework in Italian, May 2015-Present
Coursework in French, Sept 2013-July 2015

Drew University, Madison NJ
D.Litt. (Doctor of Letters), Caspersen School, May 2005 (high honors)
- Dissertation Topic: New Jersey 9/11 Community Memorials

Montclair State University, Montclair NJ
Coursework in Advanced Mathematics, Sept 1987-May 1988
- For NJ Math Teaching Certificate

Seton Hall University, South Orange NJ
M.A., Elementary Education (with honors), August 1987
- Kappa Delta Pi-National Honor Society in Education

University Of Notre Dame, Notre Dame IN
B.A. in Government and International Relations, May 1985